UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

HC2 HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74443P104
(CUSIP Number)

Thomas A. Williams Executive Vice President & Chief Financial Officer HRG Group, Inc. 450 Park Avenue, 29th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74443P104	Page 1 of 4

1	NAME OF REPORTING PERSON HRG Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,678,395
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,678,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.36% of Common Shares (12.6% of Voting Power)*
14	TYPE OF REPORTING PERSON CO

*  See Item 5 disclosure.

CUSIP No. 74443P104	Page 2 of 4

Item 1.    Security and Issuer.

This Amendment No. 4 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned to amend the Schedule 13D filed on January 7, 2014, as amended by Amendment No. 1 filed on January 15, 2014,  Amendment No. 2 filed on May 23, 2014 and Amendment No. 3 filed on November 28, 2014 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of HC2 Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170.

Item 2.    Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is being filed by HRG Group, Inc., a Delaware corporation (“HRG” or the “Reporting Person”). The Shares reported in this Schedule 13D are beneficially owned by HRG. Such Shares are held in the name of HGI Funding, LLC, a Delaware limited liability holding company (“HGI Funding”) and a direct wholly−owned subsidiary of HRG and may be held by one or more wholly−owned subsidiaries of HRG in the future from time to time. The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HRG is listed on Schedule A hereto under the heading “HRG Executive Officers and Directors” (the “Controlling Persons”, and together with the Reporting Person, the “HRG Persons”). HRG is a holding company with its principal business address located at 450 Park Avenue, 29th Floor, New York, NY 10022.

(d) None of the HRG Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the HRG Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by deleting the last sentence of the last paragraph thereof.

CUSIP No. 74443P104	Page 3 of 4

Item 5.    Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

References to percentage ownerships of Shares in this Schedule 13D are based upon the 25,487,023 Shares and 37,141,218 voting securities of the Issuer the Reporting Person believes is outstanding as of the date hereof.

(a, b) As of the date hereof, HRG may be deemed to be the beneficial owner of 4,678,395 Shares, constituting 18.36% of the outstanding Shares and 12.6% of the voting securities of the Issuer.

HRG has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 4,678,395 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 4,678,395 Shares.

(c) Exhibit A lists the transactions in the Shares by the Reporting Person in the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

See Item 4.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:	Transactions in the Shares.

CUSIP No. 74443P104	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HRG GROUP, INC.
By:	/s/ Thomas A. Williams
	Name:	Thomas A. Williams
	Title:	Executive Vice President & Chief Financial Officer

June 29, 2015

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Schedule A

HRG Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Omar M. Asali	450 Park Avenue New York, NY 10022	US	Director and President

Joseph S. Steinberg	450 Park Avenue New York, NY 10022	US	Director & Chairman of the Board of HRG

Thomas A. Williams	450 Park Avenue New York, NY 10022	US	Executive Vice President and Chief Financial Officer

David M. Maura	450 Park Avenue New York, NY 10022	US	Executive Vice President and Director

Curtis Glovier	450 Park Avenue New York, NY 10022	US	Director

Frank Ianna	450 Park Avenue New York, NY 10022	US	Director

Gerald Luterman	450 Park Avenue New York, NY 10022	US	Director

Eugene I. Davis	450 Park Avenue New York, NY 10022	US	Director

Andrew Whittaker	450 Park Avenue New York, NY 10022	US	Director

A-1

Exhibit A
Transactions in the Shares

Date	Shares Sold	Price
June 25, 2015	200	9.61
June 25, 2015	400	9.60
June 25, 2015	700	9.58
June 25, 2015	600	9.57
June 25, 2015	600	9.56
June 25, 2015	400	9.53
June 25, 2015	1,200	9.52
June 25, 2015	500	9.52
June 25, 2015	400	9.51
June 25, 2015	100,000	9.50
June 25, 2015	700	9.48
June 25, 2015	500	9.48
June 25, 2015	2,878	9.48
June 25, 2015	1,300	9.47
June 25, 2015	6,096	9.47
June 25, 2015	600	9.47
June 25, 2015	1,617	9.46
June 25, 2015	600	9.46
June 25, 2015	4,500	9.46
June 25, 2015	3,733	9.45
June 26, 2015	50,000	9.45
June 26, 2015	400	9.415
June 26, 2015	200	9.41
June 26, 2015	1,874	9.405
June 26, 2015	1,100	9.4
June 26, 2015	27,958	9.31
June 26, 2015	1,400	9.305
June 26, 2015	48,843	9.3
June 26, 2015	800	9.29
June 26, 2015	2,259	9.27
June 26, 2015	2,602	9.26
June 26, 2015	100	9.25
June 26, 2015	797,005	9

June 29, 2015	100	9.12
June 29, 2015	300	9.12
June 29, 2015	2,300	9.13
June 29, 2015	88	9.13
June 29, 2015	800	9.12
June 29, 2015	112	9.12
June 29, 2015	2,200	9.12
June 29, 2015	700	9.11
June 29, 2015	300	9.12
June 29, 2015	3,300	9.10
June 29, 2015	300	9.12
June 29, 2015	3,400	9.10
June 29, 2015	100	9.11
June 29, 2015	800	9.10
June 29, 2015	3,100	9.09